Exhibit 99.4

Management’s Discussion and Analysis

of Results of Operations and Financial Condition,

Auditors’ Report and Consolidated Financial Statements of

CHAP MERCANTILE INC.

August 31, 2004 and 2003

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Years Ended August 31, 2004 and 2003

The following should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  All figures are in Canadian dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of November 10, 2004.

OVERVIEW

Chap Mercantile Inc. (“Silver Wheaton” or “the Company”), was in the business of retailing commercial and residential safes through its wholly owned subsidiary Dial Locksmith Ltd. (“Dial”).  On February 25, 2004, at the Annual and Special meeting of its shareholders, the Company approved the sale of Dial for the sum of $325,000 to former directors and shareholders of the Company.  Upon receiving approval of the sale, the then board of directors did not stand for re-election and a new board was elected.

During July 2004, the Company announced that it had agreed to purchase 100% of the silver produced by Wheaton River Minerals Ltd.’s (“Wheaton”) Luismin SA de CV (“Luismin”) mining operations in Mexico for an upfront payment of $46 million in cash and 540 million common shares of the Company (the "Silver Transaction").  In addition, the Company will make a per ounce cash payment of the lesser of US$3.90 per ounce and the market price of delivered refined silver, subject to an inflationary adjustment after three years.

On August 5, 2004, the Company completed a private placement of 175 million subscription receipts at $0.40 per subscription receipt for gross proceeds of $70 million, which were placed in escrow.   Each subscription receipt entitles the holder to acquire one common share and one-half of one common share purchase warrant of the Company for no additional consideration.  Each whole warrant entitles the holder to purchase one common share at a price of $0.80 until October 15, 2009.

On October 15, 2004, the Silver Transaction was completed whereupon the funds were released from escrow and the Company used $46 million to fund the upfront payment payable to Wheaton.  The balance of the proceeds (net of broker commissions and related expenses) of approximately $20 million will be used to pursue acquisitions and for general corporate purposes.

Each of Silver Wheaton and Wheaton has agreed to provide the other with a right of first opportunity relating to precious metal operations acquired in Mexico after the closing of the Silver Transaction providing the operations are advanced to feasibility or production stage in the next three years.  In the event that either Silver Wheaton or Wheaton exercises such right, the property will be owned on a 51%-Wheaton, 49%-Silver Wheaton basis.  In addition, Wheaton has the right to maintain its pro rata interest in Silver Wheaton for a period of three years provided that it holds at least 20% of the outstanding shares of Silver Wheaton.

The Company has scheduled an annual and special meeting of its shareholders to be held on December 8, 2004.  At this meeting, in addition to regular annual business, the Company intends to seek shareholder approval to (i) change its name to “Silver Wheaton Corp.”; (ii) consolidate its outstanding common shares on a one for five basis; (iii) expand its board of directors; and (iv) change its fiscal year end to December 31.  The Company will report results for the four month period ended December 31, 2004.

On October 22, 2004, Silver Wheaton received approval to trade on the Toronto Stock Exchange (TSX) under the symbol “SLW”.  The TSX has also conditionally approved the listing of Silver Wheaton’s common share purchase warrants under the symbol “SLW.WT”.  This listing is expected to be effective as soon as practicable following the expiry of the statutory hold period on or about December 6, 2004.

RESULTS OF OPERATIONS

Three Months Ended
(in thousands, except per share amounts)	Aug 31 2004	May 31 2004	Feb 29 2004	Nov 30 2003	Aug 31 2003	May 31 2003	Feb 28 2003	Nov 30 2002

Loss from continuing operations	$ (21)	$ (26)	$ (16)	$ (9)	$ (2)	$ (6)	$ (8)	$ (6)
(Loss) income from discontinued operations	-	-	(184)	57	36	49	(5)	20
Net (loss) income	$ (21)	$ (26)	$ (200)	$ 48	$ 34	$ 43	$ (13)	$ 14
Loss per share from continuing operations	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
(Loss) earnings per share from discontinued operations	$ 0.00	$ 0.00	$ (0.02)	$ 0.01	$ 0.00	$ 0.01	$ 0.00	$ 0.00
Basic and diluted (loss) earnings per share	$ 0.00	$ 0.00	$ (0.02)	$ 0.01	$ 0.00	$ 0.01	$ 0.00	$ 0.00

OPERATIONAL REVIEW

During the year ended August 31, 2004, the Company incurred a net loss of $199,000 ($0.02 per share) compared to net earnings of $78,000 ($0.01 per share) in the year ended August 31, 2003, and a net loss of $189,000 ($0.02 per share) for the year ended August 31, 2002.  A $209,000 loss incurred on the sale of Dial contributed to the 2004 net loss and a $200,000 loss on an investment contributed to the 2002 net loss.

Continuing Operations

The Company incurred a net loss from continuing operations of $72,000 ($0.01 per share) in the current year compared to a net loss of $22,000 ($0.00 per share) in 2003 and a net loss of $27,000 ($0.00 per share) in 2002.  The increased loss in the current year versus the previous years was primarily due to increased corporate activity.  In addition, stock-based compensation expense of $13,000 was incurred due to the issuance of 450,000 share purchase options to directors and consultants of the Company in January 2004.

Effective September 1, 2003, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-based Payments”, whereby the fair value of all stock options granted is estimated using the Black-Scholes method and are recorded in operations over their vesting periods.  No stock options were granted prior to September 1, 2003.

The total compensation expense recognized in the statement of operations for share purchase options granted in the year ended August 31, 2004 amounted to $13,000.  Stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 10%, an annual risk free interest rate of 3.5% and expected lives of five years.

Discontinued Operations

On February 25, 2004, the Company sold its wholly owned operating subsidiary, Dial, for a loss of $209,000.

The operations of Dial have been accounted for as a discontinued operation and, for reporting purposes, the results of operations, financial position and cash flows have been segregated from those of continuing operations for the current and prior periods.  The Company has included in the results of discontinued operations the loss on the sale of Dial and the earnings from discontinued operations from the measurement date to the disposal date.

Net income from discontinued operations, before inclusion of the loss recorded on disposal of Dial, was $82,000 for the six months to date of disposal, February 25, 2004, on revenues of $597,000, as compared to net income of $100,000 on revenues of $1,005,000 for the year ended August 31, 2003, and a net loss of $162,000 (including a $200,000 loss on investment) on revenues of $877,000 for the year ended August 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2004, the company had cash and cash in escrow of $70.4 million (August 31, 2003 - $122,000).  The cash in escrow of $70 million was subsequently released on October 15, 2004.  Working capital at August 31, 2004, was $66.1 million, compared to a working capital deficiency at August 31, 2003 of $6,000.

In the opinion of management, the working capital at August 31, 2004, together with anticipated cash flows from operations, are sufficient to support the Company’s operating requirements on an ongoing basis.

Total assets increased to $70.4 million at August 31, 2004 from $715,000 at August 31, 2003 as a result of the $70 million financing during the year.

At November 10, 2004, there were 723.9 million common shares of the Company issued and outstanding of which 540 million are owned by Wheaton and 175 million were issued as part of the sale of 175 million subscription receipts for $70 million.  In addition, as of November 10, 2004, the Company has 87.5 million share purchase warrants outstanding, issued in conjunction with the issuance of the subscription receipts,  and 32.45 million stock options under a share option plan subject to approval by shareholders at the Company’s  Annual General Meeting to be held on December 8, 2004.

Acquisition of the Company

As a result of the completion of the Silver Transaction on October 15, 2004, Wheaton owns 75% of the Company and will provide management services to the Company for a fee of $65,000 per month commencing October 15, 2004.

Commitments

The Company has no commitments as at November 10, 2004.

OUTLOOK

Pursuant to the Silver Transaction the Company expects to purchase approximately 1.4 million ounces of silver from Wheaton between October 15 and December 31, 2004 and over seven million ounces of silver in 2005, for the lesser of US$3.90 per ounce and the market price.

Silver Wheaton is intended to be a pure silver play and, as a result of the $70 million private placement, has cash on hand of approximately $20 million to aggressively pursue growth opportunities.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Auditors’ Report

To the Shareholders of

Chap Mercantile Inc.

We have audited the consolidated balance sheets of Chap Mercantile Inc. as at August 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles.

Signed “Deloitte & Touche LLP”

Chartered Accountants

Vancouver, British Columbia

November 6, 2004

Consolidated Balance Sheets

At August 31

(in thousands of Canadian dollars)

	2004	2003
Assets
Current
Cash	$ 423	$ 122
Cash in escrow (Note 5 (b))	70,000	-
Accounts receivable	11	-
	70,434	122
Assets of discontinued operations (Note 4)	-	593
	$ 70,434	$ 715

Liabilities
Current
Accounts payable (Note 5 (b))	$ 4,374	$ 6
Liabilities of discontinued operations (Note 4)	-	122
	4,374	128

Shareholders’ Equity
Share capital (Note 5)	963	945
Subscription receipts (Note 5 (b))	65,644	-
Share purchase options	10	-
Deficit	(557)	(358)
	66,060	587
	$ 70,434	$ 715

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board

Signed “Ian Telfer”

Director

Signed “John Brough”

Director

Consolidated Statements of Operations and Deficit

Years Ended August 31

(in thousands of Canadian dollars and shares, except per share amounts)

	2004	2003	2002
Expenses
Wages and employee benefits	$ 16	$ 18	$ 18
Administration and general	40	10	12
Stock-based compensation	13	-	-
Management fees	6	-	-
Other income	(3)	(6)	(3)
Net loss from continuing operations	(72)	(22)	(27)

(Loss) income from discontinued operations (Note 4)	(127)	100	(162)

Net (loss) income	(199)	78	(189)

Deficit, beginning of year	(358)	(436)	(247)

Deficit, end of year	$ (557)	$ (358)	$ (436)

Loss per share from continuing operations	$ (0.01)	$ 0.00	$ 0.00

(Loss) earnings per share from discontinued operations	$ (0.01)	$ 0.01	$ (0.02)

Basic and diluted (loss) earnings per share	$ (0.02)	$ 0.01	$ (0.02)

Weighted average number of shares outstanding
- Basic and diluted	8,614	8,600	8,600

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

Years Ended August 31

(in thousands of Canadian dollars)

	2004	2003	2002

Operating Activities
Net loss from continuing operations	$ (72)	$ (22)	$ (27)
Items not involving cash
Stock-based compensation	13	-	-
Net change in non-cash working capital
Accounts receivable	(11)	2	(2)
Accounts payable	12	(2)	(2)
Other	-	3	4
	(58)	(19)	(27)

Financing Activities
Shares issued	15	-	-

Cash flows from discontinued operations
Sale of discontinued operations (Note 4)	325	-	-
Advances from discontinued operations (Note 4)	19	22	21
	344	22	21

Increase (decrease) in cash and cash equivalents	301	3	(6)
Cash and cash equivalents, beginning of year	122	119	125
Cash and cash equivalents, end of year	$ 423	$ 122	$ 119

The Company paid $nil interest and $nil income taxes for the years ended August 31, 2004, 2003 and 2002.

During 2004, the Company issued subscription receipts for $70.0 million less commissions and expenses of $4.3 million.  The proceeds of the offering have been held in escrow and have been treated as a non-cash transaction (Note 5 (b)).

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Years Ended August 31, 2004, 2003 and 2002

(in Canadian dollars)

1.

NATURE OF OPERATIONS

Chap Mercantile Inc. (“Chap” or “the Company”) ceased its previous locksmith operations as of February 25, 2004 when it disposed of its wholly owned subsidiary, Dial Locksmith Ltd. (“Dial”) (Note 4).

In July 2004, Chap entered the precious metals sector by agreeing to purchase 100% of the silver produced from Wheaton River Minerals Ltd’s (“Wheaton”) Mexican mining operations for cash and shares.  The transaction closed on October 15, 2004 (Note 3).

2.

ACCOUNTING POLICIES

 (a)

Principles of consolidation

The consolidated financial statements include the accounts of Chap and its subsidiary, Dial, to the date of disposal.

(b)

Discontinued operations

The Company disposed of Dial effective February 25, 2004.

(c)

Income taxes

The future income tax asset and liability method of accounting for income taxes is used, and future income tax assets and future income tax liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent it is more likely than not such losses will be ultimately realized. These standards also require that future income tax assets and liabilities be measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

(d)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

(e)

Stock-based compensation

Effective September 1, 2003, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted to employees and directors after January 1, 2004 is recorded in the consolidated statements of operations.

The Company did not issue stock-based compensation prior to the year ended August 31, 2003.

Stock-based compensation expense during the year ended August 31, 2004, was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 10%, an annual risk free interest rate of 3.5% and expected lives of five years.

(f)

Financial instruments

(i)

Financial instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

(ii)

Fair value

The carrying value of the company's financial instruments approximates their fair value.

3.

SILVER TRANSACTION

On July 14, 2004, the Company agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an upfront payment of $46 million in cash and 540 million common shares of the Company plus a per ounce cash payment of the lesser of US$3.90 and the market price, subject to adjustment (the “Silver Transaction”).  In connection with the transaction, the Company completed a private placement to raise $70 million through the sale of subscription receipts (Note 5 (b)).  The acquisition closed October 15, 2004.

Subsequent to the completion of the transaction and financing, the Company has approximately $20 million in cash, $94 million in total assets (including long-term assets of $74 million relating to the Silver Purchase Contract), and $94 million in shareholders’ equity.

The amount paid for the Silver Purchase Contract will be amortized to income over its expected useful life, based on the number of silver ounces purchased from Wheaton under the contract as a proportion of the estimated recoverable silver reserves and resources.

4.

DISCONTINUED OPERATIONS

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash proceeds of $325,000 to a group that included former directors and shareholders of the Company.

The operations of Dial have been accounted for as a discontinued operation and, for reporting purposes, the results of operations, financial position and cash flows have been segregated from those of continuing operations for the current and prior periods.  The Company has included in the results of discontinued operations the loss on the sale of Dial and the earnings from discontinued operations from the measurement date to the disposal date.

The Company’s assets and liabilities of discontinued operations consisted of the following:

(in thousands)	2004	2003

Assets
Current assets	$ -	$ 473
Long-term assets	-	120
	-	593

Liabilities
Current liabilities	$ -	$ 83
Long-term liabilities	-	39
	$ -	$ 122

Financial results of discontinued operation:

(in thousands)	2004	2003	2002

Revenue	$ 597	$ 1,005	$ 877

Income (loss) (net of tax expense (recovery) of $14; 2003 - $nil; 2002 - $(4))	82	100	(162)
Loss on disposal of Dial (net of income tax of $nil)	(209)	-	-
(Loss) income from discontinued operations	$ (127)	$ 100	$ (162)

Cash flows from discontinued operations in 2004 consist of proceeds from the sale of Dial in the amount of $325,000 and advances from Dial to the Company in the amount of $19,000 (2003 - $22,000; 2002 – $21,000).

5.

SHARE CAPITAL

(a)

Share capital

(in thousands)	2004	2003	2002

Authorized:
Unlimited common voting shares
Unlimited common non voting shares
Unlimited preferred redeemable, non-voting shares
Issued and outstanding:
Common voting shares: 2004 - 8,700,000; 2003 and 2002 - 8,600,000	$ 963	$ 945	$ 945

During the year ended August 31, 2004, the Company issued 100,000 common shares upon exercise of share purchase options for proceeds of $15,000, which was recorded in share capital.  As a result, $3,000 of share purchase options, a separate component of shareholders’ equity, was reclassified to share capital.

(b)

Subscription receipts

As part of the Silver Transaction (Note 3) the Company completed a private placement of 175 million subscription receipts at $0.40 per subscription receipt for gross proceeds of $70,000,000.  Agents’ commission and expenses of $4,356,000 are included in accounts payable at August 31, 2004.  Each subscription receipt entitles the holder to acquire one common share and one half of one common share purchase warrant for no additional consideration.  Each whole warrant entitles the holder to purchase one common share at $0.80 per share for a period of five years.

The funds were held in escrow pending the completion of the Silver Transaction.  Upon closing of the transaction on October 15, 2004, the funds were released from escrow.

(c)

Stock options and warrants

The Company issued 450,000 stock options to directors and consultants during the year ended August 31, 2004.  The stock options issued are exercisable into common shares at a price of $0.15 per share with an original expiry date of January 27, 2009.  In conjunction with the closing of the Silver Transaction on October 15, 2004 (Note 3), these options now expire on January 15, 2005.

A summary of the changes in the stock options is presented below:

	Options Outstanding And Exercisable	Weighted Average Exercise Price

As at August 31, 2003	-	$ -
Issued	450,000	0.15
Exercised	(100,000)	0.15
As at August 31, 2004	350,000	$ 0.15

The Board of Directors of the Company have approved a share option plan to issue share purchase options to directors, officers, employees and persons who provide ongoing services to the Company and has reserved 57,300,000 of the outstanding common shares for issuance of share purchase options.  The exercise price of share purchase options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted.  Options will normally vest immediately and will expire no later than five years from the grant date.  This proposed share option plan is subject to approval by shareholders at the Company’s Annual General Meeting to be held on December 8, 2004.

On September 28, 2004, contingent on the closing of the Silver Transaction, the Company granted stock options to incoming directors, officers and employees, entitling them to acquire 32,300,000 common shares at an exercise price of $0.65 per share for a period of five years, subject to shareholder approval at the upcoming Annual General Meeting.

6.

INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes because of the following:

(in thousands)	2004	2003	2002

Loss from continuing operations before income taxes	$ (72)	$ (22)	$ (27)
Canadian federal and provincial income tax rates	34.2%	37.6%	43.8%
Income tax recovery on loss from continuing operations before income taxes at statutory rates	(25)	(8)	(12)
Non-deductible expenditures	4	-	-
Income tax losses carried forward not recognized for accounting purposes	21	8	12
Future income tax assets	$ -	$ -	$ -

The components of future income taxes are as follows:

(in thousands)	2004	2003	2002

Non-capital losses	$ 40	$ 20	$ 13
Deductible temporary differences	22	26	33
	62	46	46
Valuation allowance	(62)	(46)	(46)
	$ -	$ -	$ -

At August 31, 2004, the Company had non-capital losses in the amount of $118,000 that expire from 2006 to 2011.

7.

SEGMENTED INFORMATION

The Company currently operates in one business segment being the acquisition of resource properties.